EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS THIRD QUARTER 2006 EARNINGS

HOUSTON, Nov. 8, 2006 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported third quarter net income of $22.7 million, or $0.38 diluted earnings per share. During the quarter, the company's ExpressJet Airlines subsidiary operated at its highest utilization levels year-to-date and continued to achieve a 99.8% controllable completion factor, which excludes cancellations due to weather and air traffic control.

"Our employees continue to focus on reliability, efficiency and great customer service. Their efforts continue to position ExpressJet well for future opportunities," said ExpressJet President and CEO Jim Ream.

THIRD QUARTER REVIEW

Operational Review

Third quarter operating revenue increased 8.8% to $428.6 million, versus $393.8 million in the third quarter of 2005. Compared to the same period last year, the company's ExpressJet Airlines subsidiary grew its capacity 12.0% to 3.5 billion available seat miles. Revenue passenger miles were up 14.1%, resulting in a 1.5 point year-over-year increase in load factor to 78.1%. The airline operated at a 99.8% controllable completion factor during the third quarter, and an overall completion rate of 98.4%.

At the National Business Aviation Conference, ExpressJet announced its entry into the corporate aviation market with a new division – ExpressJet Corporate Aviation. Due to increasing interest in this division, ExpressJet intends to dedicate an additional 5 aircraft to this fleet, bringing the total corporate aviation fleet count to 15. ExpressJet continues to evaluate other opportunities for the remaining aircraft that will be withdrawn from the company's capacity purchase agreement with Continental Airlines, including flying aircraft on behalf of either a U.S. carrier or foreign carrier and branded flying.

During the quarter, ExpressJet began negotiating with Continental on its 2007 block hour rates. Under the current agreement, ExpressJet receives payment for each scheduled block hour in accordance with a formula designed to provide it with a target operating margin of 10.0%. The companies hope to complete 2007 rate negotiations by December 1, 2006.

In August, ExpressJet flight attendants, represented by the International Association of Machinists, ratified the tentative agreement for the contract that became amendable December 2004. The new contract becomes amendable August 1, 2010. ExpressJet also recently reached a tentative agreement with the Air Line Pilot Association on a contract extension. If ratified, the extension will add two years to the contract and make it amendable December 1, 2010.

Financial Review

ExpressJet's third quarter 2006 operating income reflected an 8.1% operating margin, as compared with an operating margin of 9.6% for the third quarter 2005. For the third quarter 2006, ExpressJet Airlines performed better than its agreed rates under its capacity purchase agreement with Continental Airlines and rebated $2.6 million back to Continental to meet its contractual operating margin of 10%. Additional expenses were incurred in the third quarter 2006, mainly for items related to the company's strategic diversification, building out back-office infrastructure and headquarters relocation.

ExpressJet ended the third quarter 2006 with $283.6 million in cash and cash equivalents, including $9.6 million in restricted cash.

Capital expenditures totaled $5.8 million for the third quarter 2006 compared to $7.2 million during the same period in 2005. ExpressJet anticipates expenditures totaling approximately $22.2 million for the full year 2006.

During the quarter, Holdings did not make any purchases under its previously announced securities repurchase program.

ExpressJet will conduct a telephone briefing to discuss its third quarter results Wednesday, November 8, at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of this briefing will be available online at expressjet.com - investor relations.

CORPORATE BACKGROUND

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 151 destinations in the United States, Canada, Mexico, Central America and the Caribbean, provides third-party training through its Training Services division, and offers charter services through its Corporate Aviation division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact results include: the company's dependence on its capacity purchase agreement with Continental; the company's dependence on Continental's financial and operational stability; the company's aircraft and facility leases with Continental; the company's ability to implement its growth and diversification strategies, including the profitable use of the 69 aircraft outside of the capacity purchase agreement; flight disruptions as a result of operational matters; regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2005 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended September 30,		Increase/ (Decrease)
	2006	**2005**	
Operating Revenue	$ 428,634	$ 393,789	8.8%
Operating Expenses:			
Wages, salaries and related costs	98,631	87,609	12.6%
Aircraft rentals	83,860	78,320	7.1%
Aircraft fuel and related taxes	59,884	55,050	8.8%
Maintenance, materials and repairs	52,745	45,061	17.1%
Ground handling	26,044	24,353	6.9%
Other rentals and landing fees	30,562	26,293	16.2%
Outside services	8,259	5,389	53.3%
Depreciation and amortization	6,399	8,010	(20.1%)
Other operating expenses	27,694	25,707	7.7%
	394,078	355,792	10.8%
Operating Income	34,556	37,997	(9.1%)
Nonoperating Income (Expense):			
Interest expense	(1,804)	(2,610)	(30.9%)
Interest income	4,181	2,177	92.1%
Capitalized interest	71	127	(44.1%)
Equity investment income (loss)	(757)	(166)	nm
Other, net	143	13	nm
	1,834	(459)	nm
Income before Income Taxes and Dividends	36,390	37,538	(3.1%)
Income Tax Expense	13,667	12,044	13.5%
Net Income	22,723	25,494	(10.9%)
Basic EPS	$ 0.42	$ 0.47	(10.6%)
Diluted EPS	$ 0.38	$ 0.43	(11.6%)
Operating Margin	8.1%	9.6%	(1.5pts)
Basic Shares Used for EPS Calculation	53,898	54,093	(0.4%)
Diluted Shares Used for EPS Calculation	61,553	61,717	(0.3%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

		Nine Months Ended September 30,		Increase/ (Decrease)
		2006	**2005**	
Operating Revenue	$	1,253,852	$ 1,157,853	8.3%
Operating Expenses:				
Wages, salaries and related costs		285,837	258,025	10.8%
Aircraft rentals		248,578	228,856	8.6%
Aircraft fuel and related taxes		170,354	156,731	8.7%
Maintenance, materials and repairs		154,004	134,097	14.8%
Ground handling		75,021	71,489	4.9%
Other rentals and landing fees		87,792	78,127	12.4%
Outside services		24,951	19,777	26.2%
Depreciation and amortization		19,333	19,984	(3.3%)
Other operating expenses		80,496	73,727	9.2%
		1,146,366	1,040,813	10.1%
Operating Income		107,486	117,040	(8.2%)
Nonoperating Income (Expense):				
Interest expense		(5,530)	(8,319)	(33.5%)
Interest income		10,495	5,648	85.8%
Capitalized interest		172	449	(61.7%)
Equity investment income (loss)		(1,254)	(302)	nm
Other, net		228	48	nm
		4,111	(2,476)	nm
Income before Income Taxes and Dividends		111,597	114,564	(2.6%)
Income Tax Expense		41,849	41,443	1.0%
Net Income		69,748	73,121	(4.6%)
Basic EPS	$	1.30	$ 1.35	(3.7%)
Diluted EPS	$	1.18	$ 1.23	(4.1%)
Operating Margin		8.6%	10.1%	(1.5pts)
Basic Shares Used for EPS Calculation		53,848	54,226	(0.7%)
Diluted Shares Used for EPS Calculation		61,501	61,823	(0.5%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Three Months Ended September 30,		Increase/ (Decrease)
	2006	**2005**	
Revenue passenger miles (RPM) (millions)	2,720	2,384	14.1%
Available seat miles (ASM) (millions)	3,484	3,112	12.0%
Passenger load factor	78.1%	76.6%	1.5pts
Block hours	239,985	214,984	11.6%
Departures	128,995	116,329	10.9%
Operating cost per available seat mile (cents) [1]	11.23	11.42	(1.7%)
Operating cost per block hour (dollars) [1]	1,630	1,653	(1.4%)
Average fuel cost per available seat mile (cents)	1.72	1.77	(2.8%)
Average price per gallon of fuel (cents)	71.2	71.2	-
Fuel gallons consumed (millions)	84.1	77.3	8.8%
Average length of aircraft flight (miles)	552	548	0.7%
Actual aircraft in fleet at end of period	274	261	5.0%
Average daily utilization of each aircraft	9 hr 31 min	9 hr 2 min	5.4%
Controllable completion factor	99.8%	99.1%	0.7pts
Completion factor	98.4%	96.0%	2.4pts

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Nine Months Ended September 30,		Increase/ (Decrease)
	2006	**2005**	
Revenue passenger miles (RPM) (millions)	7,766	6,582	18.0%
Available seat miles (ASM) (millions)	9,927	8,878	11.8%
Passenger load factor	78.2%	74.1%	4.1pts
Block hours	686,410	613,684	11.9%
Departures	368,620	334,452	10.2%
Operating cost per available seat mile (cents) [1]	11.49	11.71	(1.9%)
Operating cost per block hour (dollars) [1]	1,661	1,694	(1.9%)
Average fuel cost per available seat mile (cents)	1.72	1.77	(2.8%)
Average price per gallon of fuel (cents)	71.2	71.2	-
Fuel gallons consumed (millions)	239.3	220.1	8.7%
Average length of aircraft flight (miles)	551	544	1.3%
Actual aircraft in fleet at end of period	274	261	5.0%
Average daily utilization of each aircraft	9 hr 16 min	8 hr 53 min	4.4%
Controllable completion factor	99.8%	99.6%	0.2pts
Completion factor	98.1%	97.6%	0.5pts

[1] Operating cost per available seat mile and block hour are calculated using Airlines' operating costs.

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Non-GAAP Financial Reconciliations

	Three Months Ended September 30,		Increase/ (Decrease)
	2006	**2005**	
Operating Margin Reconciliation:			
Operating margin per the capacity purchase agreement [1]	10.0%	10.0%	---
Adjustments:			
Add: other costs excluded from the capacity purchase agreement [2]	(2.6%)	(0.2%)	(2.4pts)
Add: Incentives (penalties) [3] and other revenues excluded from capacity purchase agreement	0.7%	(0.2%)	0.9pts
Actual operating margin as reported	8.1%	9.6%	(1.5pts)
Cost per Available Seat Mile:			
Total cost per available seat mile (cents)	11.31	11.43	(1.0%)
Less: Non-airline related costs on a seat mile basis	0.08	0.01	
Cost per available seat mile for airline operations [4]	11.23	11.42	(1.7%)
Cost per Block Hour:			
Total cost per block hour (dollars)	1,642	1,655	(0.8%)
Less: Non-airline related costs on a block hour basis	12	2	
Cost per block hour for airline operations [4]	1,630	1,653	(1.4%)

(1) Under the capacity purchase agreement, the operating margin effective January 1, 2005 was to be between 8.5% and 10% each quarter, but including unanticipated changes in labor costs, to the extent the results did not drive the margin below the margin floor (8.5%). Airlines can continue to receive incentive payments, which may bring its operating margin above 10%.

(2) These expenses represent costs that are not deemed part of underlying costs related to the capacity purchase agreement such as costs related to placing the 69 aircraft withdrawn from the capacity purchase agreement, stock compensation expenses and costs related to investments in other entities.

(3) The performance incentive payments were made to Airlines primarily due to its high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.8% and 99.1% for the three months ended September 30, 2006 and 2005. Effective January 1, 2005, Airlines is only required to pay Continental a penalty for controllable completion factors below 99.5%.

(4) These financial measures provide management and investors the ability to measure and monitor ExpressJet Airlines' performance on a consistent basis.

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Non-GAAP Financial Reconciliations

	Nine Months Ended September 30,		Increase/ (Decrease)
	2006	**2005**	
Operating Margin Reconciliation:			
Operating margin per the capacity purchase agreement [1]	10.0%	10.0%	---
Adjustments:			
Add: other costs excluded from the capacity purchase agreement [2]	(2.0%)	(0.2%)	(1.8pts)
Add: Incentives (penalties) [3] and other revenues excluded from capacity purchase agreement	0.6%	0.3%	0.3pts
Actual operating margin as reported	8.6%	10.1%	(1.5pts)
Cost per Available Seat Mile:			
Total cost per available seat mile (cents)	11.55	11.72	(1.5%)
Less: Non-airline related costs on a seat mile basis	0.06	0.01	
Cost per available seat mile for airline operations [4]	11.49	11.71	(1.9%)
Cost per Block Hour:			
Total cost per block hour (dollars)	1,670	1,696	(1.5%)
Less: Non-airline related costs on a block hour basis	9	2	
Cost per block hour for airline operations [4]	1,661	1,694	(1.9%)

(1) Under the capacity purchase agreement, the operating margin effective January 1, 2005 was to be between 8.5% and 10% each quarter, but including unanticipated changes in labor costs, to the extent the results did not drive the margin below the margin floor (8.5%). Airlines can continue to receive incentive payments, which may bring its operating margin above 10%.

(2) These expenses represent costs that are not deemed part of underlying costs related to the capacity purchase agreement such as stock compensation expenses and costs related to investments in other entities.

(3) The performance incentive payments were made to Airlines primarily due to its high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.8% and 99.6% for the nine months ended September 30, 2006 and 2005. Effective January 1, 2005, Airlines is only required to pay Continental a penalty for controllable completion factors below 99.5%.

(4) These financial measures provide management and investors the ability to measure and monitor ExpressJet Airlines' performance on a consistent basis.

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